METALLICA RESOURCES INC.

MANAGEMENT INFORMATION CIRCULAR

Solicitation of Proxies

THIS INFORMATION CIRCULAR DATED APRIL 20, 2006 (THE “CIRCULAR”) IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF METALLICA RESOURCES INC. (THE “CORPORATION”) OF PROXIES TO BE USED AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF THE CORPORATION TO BE HELD AT THE TIME AND PLACE AND FOR THE PURPOSES SET FORTH IN THE ENCLOSED NOTICE OF MEETING (THE “MEETING”).  It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally by regular employees of the Corporation at nominal cost.  The cost of solicitation by management will be borne directly by the Corporation.

Appointment and Revocation of Proxies

The persons named in the enclosed form of proxy are officers of the Corporation.  A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON TO REPRESENT HIM AT THE MEETING MAY DO SO either by inserting such person's name in the blank space provided in that form of proxy or by completing another proper form of proxy and, in either case, depositing the completed proxy at the office of the transfer agent indicated on the enclosed envelope not later than 48 hours (excluding Saturdays and holidays) before the time of holding the Meeting, or delivered to the chairman on the day of the Meeting or adjournment thereof.

A proxy given pursuant to this solicitation may be revoked by instrument in writing, including another proxy bearing a later date, executed by the shareholder or by his attorney authorized in writing, and deposited either at the office of the transfer agent indicated on the enclosed envelope not later than 48 hours (excluding Saturdays and holidays) before the time of holding the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of the Meeting on the day of the Meeting, or adjournment thereof, or in any other manner permitted by law.

Voting of Proxies

Shares represented by properly executed proxies in favour of persons designated in the printed portion of the enclosed form of proxy WILL BE VOTED FOR EACH OF THE MATTERS TO BE VOTED ON BY SHAREHOLDERS AS DESCRIBED IN THE CIRCULAR OR WITHHELD FROM VOTING OR VOTED AGAINST IF SO INDICATED ON THE FORM OF PROXY.  The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the Notice of Meeting, or other matters which may properly come before the Meeting. At the time of printing the Circular the management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

Voting By Non-Registered Shareholders

Only registered shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting.  However, in many cases, Common Shares (as hereinafter defined) owned by a person (a “non-registered owner”) are registered either (a) in the name of an intermediary (an “Intermediary”) that the non-registered owner deals with in respect of the Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered savings plans, registered retirement income funds, registered education savings plans and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant.  In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Circular and the accompanying notice of Meeting together with the form of proxy (collectively, the “Meeting Materials”) (i) directly to non-registered owners who have advised their Intermediary that they do not object to the Intermediary providing their ownership information to issuers whose securities they beneficially own (“Non-Objecting Beneficial Owners” or “NOBOs”), and (ii) to the clearing agencies and Intermediaries for onward distribution to non-registered owners who have advised their Intermediary that they object to the Intermediary providing their ownership information (“Objecting Beneficial Owners” or “OBOs”).

Intermediaries are required to forward the Meeting Materials to Objecting Beneficial Owners unless an Objecting Beneficial Owner has waived the right to receive them.  Very often, Intermediaries will use service companies to forward the Meeting Materials to Objecting Beneficial Owners.  Generally, Objecting Beneficial Owners who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number and class of securities beneficially owned by the Objecting Beneficial Owner but which is not otherwise completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the non-registered owner when submitting the proxy.  In this case, the Objecting Beneficial Owner who wishes to vote by proxy should otherwise properly complete the form of proxy and deliver it as specified; or

(b)

be given a form of proxy which is not signed by the Intermediary and which, when properly completed and signed by the Objecting Beneficial Owner and returned to the Intermediary or its service company, will constitute voting instructions (often called a “Voting Instruction Form”) which the Intermediary must follow.  Typically the non-registered owner will also be given a page of instructions which contains a removable label containing a bar code and other information.  In order for the form of proxy to validly constitute a Voting Instruction Form, the non-registered owner must remove the label from the instructions and affix it to the Voting Instruction Form, properly complete and sign the Voting Instruction Form and submit it to the Intermediary or its services company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit non-registered owners to direct the voting of the Common Shares they beneficially own.  Should a non-registered owner who receives either form of proxy wish to vote at the Meeting in person, the non-registered owner should strike out the persons named in the form of proxy and insert the non-registered owner’s name in the blank space provided.  Non-registered owners should carefully follow the instructions of their Intermediary including those regarding when and where the form of proxy or Voting Instruction Form is to be delivered.

Distribution of Securityholder Materials to Non-Objecting Beneficial Owners

These securityholder materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and the Corporation or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

By choosing to send these materials to you directly, the Corporation (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

Voting Securities and Principal Holders Thereof

The authorized capital of the Corporation consists of an unlimited number of common shares (“Common Shares”).  As of April 20, 2006, the Corporation had issued and outstanding 83,645,464 Common Shares.

The Corporation shall make a list of all persons who are registered holders of Common Shares as of the close of business on April 21, 2006 (the “Record Date”) and the number of Common Shares registered in the name of each person on that date.  Each shareholder is entitled to one vote for each Common Share registered in his name as it appears on the list.

To the knowledge of the directors and officers of the Corporation, as of the date hereof there are no persons who beneficially own or exercise control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Corporation entitled to be voted at the meeting.

Interest of Certain Persons in Matters to be Acted Upon

No person who has been a director or executive officer of the Corporation at any time since the beginning of its last completed financial year or any associate of any such director or executive officer has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as disclosed in the Circular.

MATTERS TO BE CONSIDERED AT THE MEETING

Election of Directors

The Board of Directors consists of a minimum of three and a maximum of ten directors, to be elected annually.  Each director holds office until the next annual meeting or until his successor is duly elected unless his office is earlier vacated in accordance with the by-laws.  At the meeting, shareholders will be asked to elect eight directors.  The following sets forth information concerning the eight persons (the “Nominees”) nominated by management for election as directors.

The following table provides the names of the Nominees and information concerning them.  The persons named in the enclosed form of proxy intend to vote for the election of the Nominees. Management does not contemplate that any of the Nominees will be unable to serve as a director.  Each director elected will hold office until his successor is elected at the next annual meeting of the Corporation, or until his successor is elected or appointed.

Name & Municipality of Residence	Office Held	Director Since	Present Occupation if Different from Office Held	Shares Beneficially Owned or Over Which Control is Exercised(1)
Craig J. Nelsen(3) Centennial, Colorado	Chairman & Director	1994	Executive Vice-President, Gold Fields Ltd., a gold mining company	596,000
Richard J. Hall Centennial, Colorado	President, CEO & Director	1999	Same	418,489
Oliver Lennox-King(4) Toronto, Ontario	Director	1998	Chairman, Fronteer Development Group Inc., a mineral exploration company	71,000
J. Alan Spence(2)(3) Toronto, Ontario	Director	1994	President, Spence Resource Management Inc., a mineral resource consulting firm	53,800

Name & Municipality of Residence	Office Held	Director Since	Present Occupation if Different from Office Held	Shares Beneficially Owned or Over Which Control is Exercised(1)
Ian A. Shaw(2)(4) Toronto, Ontario	Director	1994	Managing Director, Shaw & Associates, a financial management services company	20,000
Jorge Mendizabal San Luis Potosi, Mexico	Director	2005	Managing Director, Minera San Xavier, S.A. de C.V., a wholly owned subsidiary of the Corporation	16,000
Amjad Ali(2) Vancouver, British Columbia	Director	2005	Executive Vice-President & CFO, EuroZinc Mining Corporation, a base metals mining company	Nil
Robert Martinez(3) Coeur D’Alene, Idaho	Director	2005	Retired	Nil

(1)

The information as to shares beneficially owned or over which they exercise control or direction not being within the knowledge of the Corporation has been furnished by the respective nominees individually.

(2)

Member of the Audit Committee.

(3)

Member of the Compensation Committee.

(4)

Member of the Nominating Committee.

To the knowledge of the Corporation, no Nominee is, or has been in the last ten years, a director or executive officer of an issuer that, while that person was acting in that capacity, (a) was the subject of a cease trade order or similar order or an order that denied the issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the issuer being the subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, or (c) or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets. To the knowledge of the Corporation, in the past ten years, no Nominee has become bankrupt, made a proposal under any legislation related to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director.

IF ANY OF THE ABOVE NOMINEES IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

Re-appointment of Auditors

The Board of Directors of the Corporation are recommending the re-appointment of PricewaterhouseCoopers LLP, Chartered Accountants, to act as the Corporation's auditors in respect of the year ending December 31, 2006.  PricewaterhouseCoopers LLP is the successor firm to Coopers & Lybrand, Chartered Accountants, which firm was first appointed as the Corporation’s auditors at the annual and special meeting of shareholders held on June 18, 1998. At the meeting, shareholders will be asked to consider and, if thought fit, approve the re-appointment of PricewaterhouseCoopers LLP as the auditors of the Corporation for the ensuing year.  Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation, and to authorize the directors to fix their remuneration.

Shareholder Rights Plan

The Corporation is seeking shareholders’ ratification of the adoption by its Board of Directors on April 20, 2006 of a Shareholder Rights Plan between the Corporation and Equity Transfer Services Inc. (the “Rights Plan”).  The Rights Plan is designed to ensure fair treatment for all shareholders in the event of a take-over bid and to provide shareholders and the Corporation’s Board of Directors with adequate time to evaluate any bid for the Corporation and to take steps to maximize shareholder value in the event of any such bid.  The details of the Rights Plan are summarized below:

Rights:

One Right will be issued and will attach to each outstanding Common Share of the Corporation. A Right only becomes exercisable upon the occurrence of a Flip-In Event, which is a transaction by which a person becomes an Acquiring Person and which otherwise does not meet the requirements of a Permitted Bid. Prior to the Flip-In Event, the Rights are priced at $20 per share. If a Flip-In Event occurs, each Right issued under the Rights Plan thereafter will entitle all holders, other than the Acquiring Person, to purchase for $20 that number of Common Shares of the Corporation having an aggregate market value equal to $40. This purchase will cause substantial dilution to the person or group of persons attempting to acquire control of the Corporation, other than by way of a Permitted Bid. The Rights expire on the termination of the Rights Plan, unless redeemed before such time.

Acquiring Person:

An Acquiring Person is generally a person who becomes the beneficial owner of 20% or more of the outstanding Common Shares of the Corporation. Under the Rights Plan, there are various exceptions to the definition of Acquiring Person, including:

(a)

       a person who acquires 20% or more of the outstanding Common Shares due to (i) acquisitions of Common Shares by the Corporation, (ii) an amalgamation, merger or other statutory procedure requiring shareholder approval, (iii) the issuance of Common Shares on an exempt private placement basis (subject to certain limits); (iv) pro rata distributions of Common Shares by the Corporation, or (v) acquisitions of Common Shares upon exercise of Convertible Securities acquired pursuant to certain exempt transactions,

(b)

         underwriters who obtain Common Shares in connection with a distribution of securities pursuant to an underwriting agreement with the Corporation; and

(c)

        a person who is the Beneficial Owner of 20% or more of the outstanding voting shares of the Corporation determined as at the Record Time, provided that this exception shall cease to be applicable if an additional voting share of the Corporation is obtained after the Record Time that increases the beneficial ownership of voting shares by more than 1%.

Beneficial Ownership:

The thresholds for triggering the Rights Plan are based on the percentage of shares that are Beneficially Owned by a person or its Affiliates or Associates. This is defined in terms of legal or equitable ownership of Common Shares. In addition, a person is deemed to be the Beneficial Owner of Common Shares in circumstances where that person or its Affiliates or Associates, and any other person acting jointly or in concert with such person, has a right to acquire Common Shares within 60 days. There are various exceptions to this definition set forth in the Rights Plan.

Permitted Bid:

If a Take-over Bid is structured as a Permitted Bid, a Flip-In Event will not occur and the Rights will not become exercisable. Permitted Bids must be made by means of a Take-over Bid circular and comply with the following:

(a)

        the Take-over Bid must be made to all shareholders other than the bidder;

(b)

       the Take-over Bid must not permit the bidder to take up any Common Shares that have been tendered pursuant to the Take-over Bid prior to the expiry of a period not less than 60 days after the Take-over Bid is made, and then only if at such time more than 50% of the Common Shares held by the Independent Shareholders (which term generally includes shareholders other than the bidder, its Affiliates, Associates and persons acting jointly or in concert with the bidder), have been tendered pursuant to the Take-over Bid and not withdrawn;

(c)

       the Take-over Bid must contain an irrevocable and unqualified provision that, unless it is withdrawn, Common Shares may be tendered at any time during the 60-day period referred to in the immediately preceding paragraph and that any Common Shares deposited pursuant to the Take-over Bid may be withdrawn until they have been taken up and paid for; and

(d)

       the Take-over Bid must contain an irrevocable and unqualified provision that, if more than 50% of the Common Shares held by Independent Shareholders are tendered pursuant to the Takeover Bid within the 60-day period, then the bidder must make a public announcement of that fact and the Take-over Bid must then remain open for an additional 10 business days from the date of such public announcement.

The Rights Plan also allows a Competing Permitted Bid to be made while a Permitted Bid is in existence. A Competing Permitted Bid is a Take-over Bid that is made after a Permitted Bid has been made, but prior to its expiry, that satisfies all of the requirements of a Permitted Bid, except that (i) no Common Shares will be taken up or paid for until the later to occur of (i) the 35th day after the date the Take-over Bid is made, and (ii) the 60th day after the date of the Permitted Bid that is then outstanding, and then only if  at the close of business on the date that Common Shares are first taken up or paid for, more than 50% of the then outstanding Common Shares held by Independent Shareholders have been tendered in such Take-over Bid and not withdrawn.  If this 50% requirement is satisfied, the applicable bidder must make a public announcement of that fact and the Take-over Bid must remain open for tenders of Common Shares for at least 10 business days after the date of such public announcement.

The requirements of a Permitted Bid and a Competing Permitted Bid enable shareholders to decide whether the Take-over Bid or any Competing Permitted Bid is adequate on its own merits, without being influenced by the likelihood that a Take-over Bid will succeed. Moreover, if there is sufficient support for a Take-over Bid such that at least 50% of the Common Shares held by Independent Shareholders have been tendered to it, a shareholder who has not yet tendered to that bid will have a further 10 business days in which to decide whether to withdraw its Common Shares from a Competing Take-over Bid, if any, and whether to tender to the Take-over Bid.

Waiver and Redemption:

Until the occurrence of a Flip-In Event as to which the Board of Directors has not issued a waiver, the Board of Directors, with the prior consent of the holders of Common Shares, may elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.0001 (subject to adjustment) per Right. In addition, until the occurrence of a Flip-In Event as to which the Board of Directors has not issued a waiver, the Board of Directors may determine, with the prior consent of the Independent Holders of Common Shares, to waive the application of the Rights Plan to any Flip-In Event, provided that the Board of Directors will be deemed to have waived the application of the Rights Plan to any other Flip-In Event occurring by reason of a Take-over Bid made prior to the expiry of the Take-over Bid in respect of which the waiver is granted. The Board of Directors may also waive the application of the Rights Plan to any Flip-In Event if the Board determines that the Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person and such Person has reduced its Beneficial Ownership of Common Shares such that, at the time of the granting of a waiver, such Person is no longer an Acquiring Person. The Board of Directors will be deemed to have redeemed the Rights at the Redemption Price on the date that the Person making the Permitted Bid, Competing Permitted Bid or Takeover Bid in respect of which the Board of Directors has waived or been deemed to waive the application of the Rights Plan, has taken up and paid for the Common Shares pursuant to the applicable bid.

Termination:

The Rights Plan will expire, subject to certain conditions, at the close of the Annual Meeting of Shareholders of the Corporation three years after the Rights Plan is ratified by shareholders, and every three-year anniversary thereafter and so on unless the continuation of the Rights Plan for each such three-year period (or other period approved by the Independent Shareholders) is approved by the Independent Shareholders of the Corporation.

Vote Required:

Shareholder ratification of the Rights Plan is not required by law but is required by the Toronto Stock Exchange (the “TSX”) on which the Common Shares are listed.  In addition, the Board of Directors has determined that it would not, in any event, allow the Rights Plan to remain in force without shareholder approval.  If the Rights Plan is not approved at the Meeting by the affirmative vote of holders of a majority of the Common Shares voted by Independent Shareholders present in person or represented by proxy, the Rights Plan will thereupon effectively become void and of no further force and effect.

The Board of Directors reserves the right to alter any terms of or not to proceed with the Rights Plan at any time prior to the Meeting in the event that the Board of Directors determines that it would be in the best interests of the Corporation and its shareholders to do so, in light of subsequent developments.

Recommendation of the Board of Directors

The Board of Directors has determined that the Rights Plan is in the best interests of the Corporation and the holders of its Common Shares.  The Board of Directors unanimously recommends that the shareholders vote in favour of the Rights Plan.

If a shareholder executes and returns a proxy but does not specify otherwise, the common shares represented by such shareholder's proxy will be voted to approve the Shareholder Rights Plan.

At the meeting, shareholders will be asked to ratify and approve the adoption of the Shareholder Rights Plan by passing the following resolution:

“BE IT RESOLVED THAT the adoption of the Shareholder Rights Plan dated as of April 20, 2006, as approved by the Corporation’s Board of Directors, and substantially in the form as described in the Corporation’s Management Information Circular dated April 20, 2006, is hereby approved.”

Increase of Stock Option Plan

The Corporation currently has in place a stock option plan which was approved by the shareholders of the Corporation on September 29, 1994, as amended by the directors July 21, 1995 (the “1994 Plan”) and a stock option plan which was approved by the shareholders of the Corporation on June 24, 1997, as amended by the shareholders on June 3, 2003 (the “1996 Plan”).  The 1994 Plan and 1996 Plan (collectively the “Existing Plans”) were amended in 2003 to increase the maximum number of Common Shares issuable under the Existing Plans to 5,000,000 (representing 6% of the Corporation’s currently outstanding Common Shares).

As of the close of business on April 19, 2006, the Corporation had issued an aggregate of 1,819,166 Common Shares pursuant to the exercise of options previously granted under the Existing Plans.  As a result, a maximum of 3,180,834 additional Common Shares (representing 4.2% of the outstanding Common Shares) may be issued pursuant to the Existing Plans (including Common Shares issuable pursuant to options previously granted but not yet exercised).

As of April 19, 2006, there were issued and outstanding options to purchase an aggregate of 2,494,000 Common Shares (representing 3.0% of the outstanding Common Shares) under the Existing Plans.   Effective April 20, 2006, the directors of the Corporation approved an increase in the maximum number of Common Shares issuable under the Existing Plans after April 19, 2006 (the “2006 Plan Increase”) to 7,500,000 Common Shares (representing 9.0% of the outstanding Common Shares).  The 2006 Plan Increase represents an increase of 4,319,166 Common Shares, comprised of a replenishment of the 1,819,166 Common Shares previously issued pursuant to the Existing Plans, and an incremental increase of 2,500,000 Common Shares.  The 2006 Plan Increase is conditional upon acceptance by the Toronto Stock Exchange (the “TSX”) and approval by the shareholders of the Corporation.

The material provisions of the Stock Option Plan are as follows:

(a)

the persons who are eligible to be granted options under the Existing Plans are “service providers”, which means (i) any director, officer or employee or insider of the Corporation or any of its affiliates, and (ii) any other person or company engaged to provide ongoing consulting, technical, management or other services to the Corporation or any affiliated entity of the Corporation;

(b)

the maximum number of shares which may be made issuable under the Existing Plans to any one Related Person and the Related Person's associates, together with any other previously established or proposed share compensation arrangements in favour of such Related Person and his or her associates, shall be 5% of the number of Common Shares outstanding at the date of grant;

(c)

the exercise price for the Common Shares under each option granted under the Existing Plans is be determined by the board of directors, or by a committee appointed for this purpose by the board, on the basis of the market price at the time of granting of each option.  If at the time of grant of an Option the shares of the Corporation are listed on the TSX, the exercise price may not be less than the market price on the TSX, where “market price” means the volume weighted average trading price of the Common Shares on the TSX for the five trading days immediately preceding the date of grant;

(d)

options granted under the Existing Plans may, at the discretion of the board of directors or committee, provide that the number of shares which may be acquired pursuant to the option shall not exceed a specified number or percentage each year (or other specified period) during the term of the option (a "vesting restriction");  however, all options become immediately exercisable upon the occurrence of an “Acceleration Event” as defined in the Existing Plans, which includes a take-over of the Corporation, a merger of the Corporation where the Corporation is not the continuing or surviving corporation, the sale of all or substantially all of the assets of the Corporation, or the liquidation or dissolution of the Corporation;

(e)

options may be granted under the Existing Plans for a term not exceeding ten years;

(f)

if a holder of an option ceases to be a service provider to the Corporation (other than as a result of the death of such holder), such holder’s options terminate on the earlier of (i) 90 days after the holder ceases to be a service provider, and (ii) the original expiry date of the option;

(g)

if a holder of an option dies while he or she is a service provider, such holder’s options terminate on the earlier of (i) one year after the date of death of the holder, and (ii) the original expiry date of the option; and

(h)

options may not be assigned or transferred, except (i) by will or by the laws of descent and distribution, or (ii) transfers to (A) personal holding companies controlled by a service provider, the shares of which are held directly or indirectly by the service provider, his or her spouse, minor children and/or minor grandchildren, or (B) a registered retirement savings plan established by and for the sole benefit of a service provider, or (C) an inter vivos trust if the service provider is the trustee, and the beneficiaries of which trust include only the service provider, his or her spouse, minor children and minor grandchildren.

At the Meeting, shareholders will be asked to ratify and approve the 2006 Plan Increase.  A simple majority of the votes cast on the matter is required for approval, exclusive of votes attaching to shares held by insiders eligible to participate in the Stock Option Plan or their associates.  To the knowledge of the Corporation, an aggregate of 1,222,794 Common Shares are held by insiders eligible to participate in the Existing Plans and their associates.

EXECUTIVE COMPENSATION

Summary Compensation Table

During the fiscal year ended December 31, 2005, the Corporation had two Named Executive Officers, as defined in Form 51-102F6 – Statement of Compensation (the “Form”) of National Instrument 51-102, namely the President and Chief Executive Officer of the Corporation and the Chief Financial Officer of the Corporation (the “Named Executive Officers”).  The following table, presented in accordance with the Form, sets forth all annual and long-term compensation for services rendered by the Named Executive Officers to the Corporation for the fiscal years ended December 31, 2003, 2004 and 2005. The Corporation had no other executive officers whose total salary and bonuses during the fiscal year ended December 31, 2005 exceeded $150,000.

Long Term Compensation
		Annual Compensation			Awards		Payouts
Name and Principal Position	Year	Salary (US$)	Bonus (US$)	Other Annual Compensation (US$)	Securities Under Options Granted (#)	Shares or Units Subject to Resale Restrictions (Cdn$)(1)	LTIP Payouts ($)	All Other Compensation (US$)(2)
Richard J. Hall President and CEO	2005 2004 2003	148,333 130,500 121,000	75,000 Nil Nil	Nil Nil Nil	150,000 Nil 200,000	150,500 Nil Nil	Nil Nil Nil	11,293 7,478 6,050
Bradley J. Blacketor Vice-President, CFO and Secretary	2005 2004 2003	128,333 112,250 104,500	65,000 Nil Nil	Nil Nil Nil	100,000 Nil 150,000	107,500 Nil Nil	Nil Nil Nil	27,385 6,083 5,225

(1)

       The amounts shown are for each Named Executive Officer represents the value of restricted share units (“RSUs”) awarded under the Corporation’s RSU Plan (as defined under “Report on Executive Compensation).  The value for 2005 was determined based on a share price of $2.15 multiplied by the number of RSUs held by each Named Executive Officer (70,000 held by Richard J. Hall and 50,000 held by Bradley J. Blacketor). These RSUs vest on March 1, 2008. Details of the RSU Plan can be found in the Compensation Committee’s Report on Executive Compensation.

(2)

        Principally contributions to 401(k) retirement plan and life insurance.  Compensation in 2005 includes payout of accrued vacation to Mr. Hall and Mr. Blacketor totaling $2,555 and $20,564, respectively.

Stock Option Grants

No stock options were repriced during the year ended December 31, 2005.  The following is a summary of the options granted to the Named Executive Officers during the year ended December 31, 2005:

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees In Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Richard J. Hall President and CEO	150,000	17.0%	$1.64	$1.64	March 10, 2010
Bradley J. Blacketor Vice-President, CFO and Secretary	100,000	11.4%	$1.64	$1.64	March 10, 2010

Exercises of Options

The following table sets forth any exercises of, and year-end values of, incentive stock options held by the Named Executive Officer as of December 31, 2005:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)(2)	Unexercised Options at December 31, 2005		Value of Unexercised In-the-Money Options at December 31, 2005(1)
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Richard J. Hall President and CEO	N/A	N/A	325,000	100,000	290,500	51,000
Bradley J. Blacketor Vice-President, CFO and Secretary	30,000	41,100	245,833	66,667	187,250	34,000

(1)

Value of unexercised in-the-money options calculated using the closing price of Common Shares of the Corporation on the TSX on December 31, 2005 ($2.15), less exercise price of in-the-money options.

(2)

30,000 options were exercised on May 3, 2005 at an exercise price of $0.45.  The closing price on the common shares on May 3, 2005 was $1.82.

Pension Plan

Since 1997, the Corporation has sponsored a defined contribution tax-deferred retirement plan in accordance with the provisions of section 401(k) of the U.S. Internal Revenue Code (the “Retirement Plan”).  The Retirement Plan is available to all permanent U.S. based employees.  The purpose of the Retirement Plan is to enable the Corporation's employees to make tax deferred contributions to a trust established under the Retirement Plan.  Upon termination of an employee's employment with the Corporation, all amounts contributed by the employee to the Retirement Plan, as well as amounts contributed by the Corporation on behalf of the employee in respect of which the employee has vested, may be paid out to the employee, rolled into another retirement plan maintained by another employer or rolled into an eligible rollover account under the U.S. Employee Retirement Income Security Act.

Under the Retirement Plan, U.S. based employees of the Corporation and its affiliates may elect to defer up to 100% of their compensation, but not to exceed $15,000 for 2006 ($14,000 for 2005), by way of payroll deductions (“employee contributions”).  The Retirement Plan also allows for employees that are at least age 50 by year end to defer an additional $5,000 for 2006 ($4,000 for 2005). The Corporation makes a matching contribution to the Retirement Plan in common shares of the Corporation or cash, subject to a maximum of 50% of the employee’s contribution up to 10% of the employee’s compensation.  By way of example, if an employee elects to contribute 8% of his or her compensation to the Retirement Plan, the Corporation contributes 4% of the employee's compensation, in the form of common shares of the Corporation or cash, to the Retirement Plan.  If an employee elects to contribute 15% of his or her compensation, the Corporation contributes 5% of that employee's compensation, in the form of common shares of the Corporation or cash, to the Retirement Plan.  The employee vests in respect of the Corporation's contributions upon completion of three years' employment with the Corporation or its affiliates.  At the Corporation's Annual General Meeting of shareholders on June 7, 2001, the shareholders approved the issuance of up to 300,000 shares of the Corporation’s common stock to satisfy the Corporation's obligations as to employer matching contributions under the Retirement Plan.  As of December 31, 2005, 130,083 common shares of the Corporation had been issued pursuant to the Retirement Plan.

Employment Contracts

The Corporation has entered into employment contracts with each of its two executive officers: Richard J. Hall, President and Chief Executive Officer, and Bradley J. Blacketor, Vice President, Chief Financial Officer and Secretary.  The current annual salaries under these contracts are have been increased to $160,000 and $140,000, respectively, effective March 1, 2006.  The contracts are for an unlimited term and provide that in the event the executive officer’s employment is terminated by the Corporation for other than Manifest Cause, as defined, or if the executive officer resigns from his employment for Good Reason, as defined, the Corporation shall pay to the executive officer a lump sum amount equal to three times the executive officer’s annual salary currently in effect.

Composition of Compensation Committee

The Compensation Committee consists of three non-management directors. The Committee reviews and recommends to the Board the remuneration of senior officers, in addition to other duties as outlined in the Compensation Committee Charter.  It is also charged with reviewing senior officer hiring, management development and management succession.  The Compensation Committee is composed of Craig J. Nelsen (Chairman), J. Alan Spence and Robert Martinez.

Report on Executive Compensation

The compensation policy of the Corporation is done from the perspective of ownership.  Employees (including executive officers) expect to reap the majority of their income from the appreciation in the value of the common shares they hold in the Corporation.  Given the low number of employees, the compensation practices are flexible, entrepreneurial and geared to meeting the requirements of the individual and hence securing the best possible talent to run the Corporation.  Compensation of officers and employees currently consists of base salary and longer-term incentives in the form of stock options and RSUs.

Bonuses may be paid for significant and specific achievements that have a strategic impact on the fortunes of the Corporation.  The amounts are determined on a judgmental basis after review by the Board of Directors of the contribution of each individual, including the executive officers of the Corporation.  Although they may be members of the Board of Directors, the executive officers do not individually make any decisions with respect to their respective salary or bonus.  In certain cases, bonuses of certain individuals, other than the executive officers, may be tied to specific criteria put in place at the time of engagement.

The Corporation's stock option plan is designed to give each option holder an interest in preserving and maximizing shareholder value in the longer term and to reward employees for both past and future performance. Individual grants are determined by an assessment of an individual's current and expected future performance, level of responsibilities and the importance of his/her position with, and contribution to, the Corporation.

On November 10, 2005, the directors adopted a restricted stock unit plan with an effective date of March 10, 2005 (“RSU Plan”). The RSU Plan provides for the Compensation Committee of the Board of Directors to grant restricted stock units (“RSUs”) to employees subject to vesting and other conditions as determined by the Compensation Committee.  The vesting period may not exceed three years from the award date and may be accelerated at the discretion of the Compensation Committee. The RSU Plan provides compensation opportunities that facilitate recruitment and retention and promote alignment of interest between employees and shareholders of the Corporation.

Under the RSU Plan, selected employees receive an award of RSUs. The RSUs vest and are redeemable on the settlement date determined by the Compensation Committee which shall be no later than November 30th of the calendar year in which the third anniversary of the date of an award occurs. The vesting of RSUs can occur in the case of death, retirement or change of control. The fair market value for a RSU is the five day average closing price of a Common Share of the Corporation prior to the date on which the shares are traded.  As of December 31, 2005, the Corporation had awarded 120,000 RSUs with a vesting date of March 1, 2008.

The Summary Compensation Table summarizes the compensation data for the Chief Executive Officer and Chief Financial Officer.

The Chief Executive Officer's annual compensation is set by the Board and comprises the components described above.  The individual performance of the Chief Executive Officer is measured against the goals, objectives and standards set annually between the Chief Executive Officer and the Compensation Committee.  The goals include both financial and non-financial dimensions, covering performance in the following areas: financial performance, operations, human resources management, strategic planning and corporate governance.

Based on a review of the foregoing, and the relevant competitive factors, the Compensation Committee rates the performance of the Chief Executive Officer as part of his performance review and recommends to the Board of Directors his compensation based on his and the Corporation's performance.

Compensation of Directors

The non-executive Directors are entitled to annual retainer fees as follows: US$5,000 annual board retainer fee, US$5,000 annual board committee chairperson fee, US$2,500 annual audit committee member fee (non-chairperson) and US$500 for each board meeting attended.  Annual Director retainer fees totalling US$58,000 were paid to the non-management Directors in 2005.

Directors are also entitled to other remuneration as determined by the Board of Directors. The Corporation entered into a six-month consulting agreement with Mr. Lightner on December 1, 2004. The agreement provided for a minimum monthly retainer fee of US$2,500 for up to three days consulting services per month, plus out-of-pocket expenses. The agreement also provided that any consulting services provided in excess of three days per month will be charged at the rate of US$125 per hour. Mr. Lightner rendered services to the Corporation pursuant to this agreement totaling US$22,000 in 2005.

The Corporation entered into a consulting agreement with Mr. Lennox-King on June 11, 2004 that provides for consulting services at the rate of US$600 per day, plus out-of-pocket expenses. Mr. Lennox-King rendered services under the agreement totaling US$12,000 in 2004 and US$21,000 in 2005, none of which has been paid as of April 20, 2006.

In May 1, 2005, the Corporation entered into an eight-month consulting agreement with Mr. Martinez to provide technical advisory services at the rate of US$1,000 per day plus out-of-pocket expenses. The Corporation incurred technical advisory fees pursuant to this agreement totaling US$9,000 in 2005. In February 1, 2006, the Corporation entered into another consulting agreement with Mr. Martinez to provide technical advisory services at the rate of US$1,000 per day plus out-of-pocket expenses.

In October 2004, the Corporation entered into a consulting agreement with a company controlled by Mr. Mendizabal to provide management services for the Corporation’s Cerro San Pedro project. The agreement, as amended, provides for consulting fees of US$6,250 per month. Mr. Mendizabal became a Director of the Corporation in June 2005. Consulting fees incurred pursuant to this agreement totaled US$72,500 in 2005.

Non-executive Directors are also entitled to reimbursement from the Corporation of out-of-pocket costs incurred in connection with acting in their capacities as directors.

Performance Graph

The following chart compares the total cumulative shareholder return for Cdn$100 invested on December 31, 2000 in common shares of the Corporation with the total return of S&P/TSX Composite (Gold) Index.

	2000	2001	2002	2003	2004	2005
Metallica Resources Inc.	$0.215	$1.150	$1.190	$2.21	$1.44	$2.15
Value of $100 Investment	$100.00	$534.88	$553.49	$1,027.91	$669.77	$1,000.00
S&P/TSX Composite (Gold)	1,000.00	1,229.07	1,547.43	1,804.62	1,662.51	2,016.30
Value of $100 Investment	$100.00	$122.91	$154.74	$180.46	$166.25	$201.63

Securities Authorized For Issuance Under Equity Compensation Plans

The following table provides information as of December 31, 2005, concerning options outstanding pursuant to the Existing Plans of the Corporation, which Existing Plans have been approved by the shareholders of the Corporation and which are the only equity compensation plans of the Corporation under which equity securities of the Corporation are authorized for issuance:

Plan Category	Number of Common Shares to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of Common Shares remaining available for future issuance under the stock option plan
Existing Plans	2,555,000	1.42	946,834

Indebtedness of Directors and Executive Officers

There was no indebtedness of any directors or executive officers to the Corporation during the most recently completed financial year.

Interest of Insiders in Material Transactions

Except as otherwise disclosed herein, no insider of the Corporation has any interest in any material transactions involving the Corporation.

Audit Committee Disclosure

The Corporation is required to have an audit committee.  The following directors, all of whom are independent directors, are currently members of the Corporation's Audit Committee:  Ian A. Shaw (Chairman), Amjad Ali and J. Alan Spence.

Additional information regarding the Corporation’s audit committee is set out the Form 20-F of the Corporation which may be found on SEDAR at www.sedar.com.

Corporate Governance Disclosure

In accordance with National Instrument 58-101 – Disclosure of Corporate Governance Practices, information on the Corporation’s corporate governance practices is set out in Schedule “A” of the Circular.

Additional Information

Additional information relating to the Corporation may be found on SEDAR at www.sedar.com. Financial information is provided in the Corporation’s comparative financial statements and MD&A for its most recently completed financial year which are available on SEDAR or can be received upon written request to the Corporation.

*    *    *    *    *    *    *    *

The contents and sending of the Circular have been approved by the Directors of the Corporation.

DATED as of the 20th day of April, 2006.

By Order of the Board

(Signed) "Richard J. Hall"
Richard J. Hall
President and Chief Executive Officer

SCHEDULE "A" TO THE MANAGEMENT INFORMATION CIRCULAR
OF METALLICA RESOURCES INC. DATED APRIL 20, 2006

CORPORATE GOVERNANCE DISCLOSURE

Board of Directors

The Board is currently comprised of eight directors. Six of the proposed eight directors are considered by the Board to be independent.  A director is considered to be independent if the Board determines that the director has no direct or indirect material relationship with the Corporation. A material relationship is a relationship that could, in the view of the Board, be reasonably expected to interfere with the exercise of the director’s independent judgment.  Richard J. Hall is not an independent director as he is the President and Chief Executive Officer (“CEO”) of the Corporation.  Jorge Mendizabal is not an independent director as he is the Managing Director of Minera San Xavier, S.A. de C.V., a wholly owned subsidiary of the Corporation.  Each of remaining directors, namely, Craig J. Nelsen, Oliver Lennox-King, J. Alan Spence, Ian A. Shaw, Amjad Ali and Robert Martinez are independent directors of the Corporation.

Oliver Lennox-King and Ian A. Shaw are currently directors of other issuers that are reporting issuers in a Canadian jurisdiction.  Oliver Lennox-King is on the board of directors of CGX Energy Inc., Unisphere Waste Conversion Ltd., Aurora Energy Resources Inc., Tiomin Resources Inc., Hornby Bay Exploration Limited and Fronteer Development Group Inc. and Ian A. Shaw is on the board of directors of Gammon Lake Resources Inc. and Mexgold Resources Inc.

The Chairman of the Corporation, Craig J. Nelsen, is an independent director. The Board has established a policy of having the independent directors conduct a private session, independent of management and non-independent directors, as part of Board meetings. The independent directors of the Board are encouraged by the Chairman and CEO to hold private sessions as such independent directors deem necessary in the circumstances. The Board held two meetings during the period commencing January 1, 2005 and ending December 31, 2005.  The independent directors held such private sessions at both of these meetings. All directors were present at both meetings of the Board, with the exception of Ian A. Shaw who missed the March 10, 2005 meeting.  Amjad Ali, Robert Martinez and Jorge Mendizabal were elected to the Board subsequent to the June 9, 2005 Board meeting.

Board Mandate

The Board has the responsibility to manage or supervise the management of the business and affairs of the Corporation.  It is the Board’s primary responsibility to foster the long-term success of the Corporation and to build long-term value for the Corporation’s shareholders, in a manner consistent with the Board’s fiduciary duties.

To assist the Board in the implementation of its mandate, it delegates some of its responsibility to committees. The Board reviews and approves the structure, mandate and composition of its committees. It also receives and reviews periodic reports of the activities and findings of those committees.

The Board selects and appoints the Corporation’s President and CEO and, through him, other officers and senior management to whom the Board delegates certain of its power of management.  The Board approves strategy, sets targets, performance standards and policies to guide them; monitors and advises management; sets their compensation and, if necessary, replaces them.

Throughout the year, the Board reviews management’s and the Corporation’s performance against approved business plans and policies. The Board also reviews and approves specific proposals for all major capital expenditures, checking for consistency with budgets and strategic plans, and deals with a large number of individual issues and situations requiring decision by the Corporation, such as acquisitions, investments and divestitures.

The Board ensures that an appropriate risk assessment process is in place to identify, assess and manage the principal risks of the Corporation's business. Management reports regularly to the Board in relation to principal risks which potentially affect the Corporation's business activities.

The Board regularly reviews management succession plans and, where necessary, initiates and supervises searches for replacement candidates. It also sets objectives for, and reviews the performance of, the senior officers of the Corporation and approves their appointments and compensation.

The Board reviews and approves, for release to shareholders, quarterly and annual reports on the performance of the Corporation. It reviews material public communications and seeks to ensure that the Corporation communicates effectively with its shareholders and other stakeholders. The Board has procedures in place to ensure effective communication between the Corporation, its shareholders, respective investors and the public, including the dissemination of information on a regular and timely basis. The CEO has dedicated a portion of his time to communicate with shareholders and prospective investors. Through its officers, the Corporation responds to questions and provides information to individual shareholders, institutional investors, financial analysts and the media.

The Board ensures that mechanisms are in place to guide the organization in its activities. The Board reviews and approves a broad range of internal control and management systems, including expenditure approvals and financial controls. Management is required by the Board to comply with legal and regulatory requirements with respect to all of the Corporation’s activities.

Position Descriptions

The Chairman of the Board is responsible for overseeing the Board processes, so as to ensure the Board operates efficiently and effectively in carrying out its duties and to act as a liason between the Board and management. The chair of the Corporation’s Audit Committee is responsible for ensuring that the Audit Committee functions in accordance with its charter.  The CEO is responsible and accountable for pursuing the strategic goals of the Corporation which are considered and adopted by the Board. Management is required to seek the Board’s approval for any major transaction. The Board would be required to give prior approval to any action that would lead to a material change in the nature of the business and affairs of the Corporation.

The Board has not developed written position descriptions for the Chairman of the Board, the Chairman of the Audit Committee or the CEO.

Orientation and Continuing Education

New directors are provided with comprehensive information on the Corporation and its management and will be fully briefed by senior management on the corporate organization and key current issues. Visits to key operations may also be arranged for new directors.

Ongoing training and development of directors consists of similar components, including periodic updates of written corporate information, site visits and presentations by experts in fields that are important to the Corporation’s interests. Individual directors may engage outside advisors with the authorization of the Board.  The Board is responsible for overseeing and implementing continuing education programs to assist directors in maintaining the skill and knowledge necessary to meet their obligations as directors, to ensure that their knowledge and understanding of the Corporation’s business remains current, and to ensure their knowledge of legal, regulatory and ethical responsibilities remains up to date.

Ethical Business Conduct

The Corporation is committed to conducting its business with the highest standards of business ethics and in accordance with applicable laws, rules and regulators.  The Corporation adopted a written Code of Business Conduct and Ethics (the “Code”) on May 18, 2004 that applies to all directors, officers and employees of the Corporation and sets out specific policies to guide these individuals in the performance of their duties. The Code sets out in detail the core values and the principles by which the Corporation is governed and addresses topics such as: honest and ethical conduct; conflicts of interest; compliance with applicable laws, rules and regulations and Corporation policies and procedures; confidential information; public disclosures; and protection and proper use of company assets.

The management of the Corporation is committed to fostering and maintaining a culture of high ethical standards and compliance, and ensuring a work environment that encourages employees to raise concerns to the attention of management and promptly addressing any employee compliance concerns. The Corporation will maintain appropriate records evidencing compliance with the Code.  It is ultimately the Board’s responsibility for monitoring compliance with the Code. The Board will review the Code periodically, review management’s monitoring of compliance with the Code, and if it were necessary, consult with members of the Corporation’s senior management team and Audit Committee, as appropriate, to resolve any reported violations of the Corporation’s Code. A copy of the Corporation’s Code is available on the Corporation’s website at www.metal-res.com, and has been filed on and is accessible through SEDAR at www.sedar.com.

Nomination of Directors

The Nominating Committee is responsible for proposing new candidates for Board nomination.  The Nominating Committee selects individuals with the desired background and qualifications, taking into account the needs of the Board at the time.  The Nominating Committee is comprised of independent directors to encourage an objective nomination process.  The members of the Nominating Committee are currently Oliver Lennox-King (Chairman) and Ian A. Shaw.

Compensation

The Compensation Committee is composed of all independent directors, including Craig J. Nelson (Chairman), Robert Martinez and J. Alan Spence.  On an annual basis the Compensation Committee will approve and recommend to the Board the Corporation’s compensation policies generally, including base salary, annual incentives, long-term incentives, executive perquisites, supplemental benefits and equity-based incentive plans.  In reviewing such compensation policies, the Compensation Committee may consider the recruitment, development, promotion, retention and compensation of executives and other employees of the Corporation and any other factors that it deems appropriate.

The Compensation Committee will review the adequacy and form of director compensation annually. In addition, the Compensation Committee will approve and recommend to the Board all forms of compensation to be provided to the CEO and other key executive officers of the Corporation.  In reviewing such compensation for recommendation, the Compensation Committee, among other things, evaluates executive officer achievement against corporate goals and objectives, the Corporation’s overall performance, shareholder returns, the value of similar incentive awards relative to such targets at comparable companies, awards given in past years, and such other factors as the Compensation Committee deems appropriate and in the best interests of the Corporation. The Compensation Committee is also responsible for proposing goals for the administration of the Corporation’s equity-based compensation plans and reviewing their competitiveness and making recommendations regarding the form of compensation for the Board that realistically reflects the responsibilities and risks of these positions. In addition, the Compensation Committee will annually prepare a Report on Executive Compensation that will be disclosed in the annual management information circular prepared in connection with the Corporation’s annual meeting of shareholders. For information regarding how the Board determines the compensation for the Corporation’s directors and officers please see “Report on Executive Compensation” and “Compensation of Directors”.

During fiscal year 2005 no compensation consultant or advisor was retained by the Corporation.

Assessments

The Board assesses its members and its committees with respect to effectiveness and contribution on an ongoing basis.  This assessment process is informal.  If an individual Board member is unable to contribute due to ability, lack of time or commitment, the individual would either resign or not be nominated for re-election.